SANDY CREEK CORPORATION


SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Attention:  Mr. P. Pisani

Dear Mr. Pisani:

     Please be advised that Sandy Creek Corporation hereby wishes to withdraw the Form 10-SB Filing, File No. 0-27317, dated September 13, 1999, CIK Number 0001094750.


Sincerely,

/s/  Leslie M. Lerner
-------------------------------------
President and Chief Executive Officer





6227 Highway 393 Crestview Florida 32539  Phone: 850-683-0602  Fax: 850-683-9969
                  Web-Site sandycreek.com e-Mail scor@bsc.net